As filed with the Securities and Exchange Commission on March 16, 2018. Registration No. 333-214027

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

ANHEUSER-BUSCH INBEV SA/NV

(Formerly known as Newbelco SA/NV)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Belgium

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ____________, 2018 among Anheuser-Busch InBev SA/NV, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.
f.	Power of Attorney. – Filed herewith as Exhibit 7.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 16, 2018.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Anheuser-Busch InBev SA/NV.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Lance Miller
Name:	Lance Miller
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, Anheuser-Busch InBev SA/NV has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Leuven, Belgium, on March 16, 2018.

ANHEUSER-BUSCH INBEV SA/NV

By: /s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Authorized Signatory

By: /s/ Bryan Warner
Name: Bryan Warner
Title: Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 16, 2018.

Signature	Title

*	Chief Executive Officer
Carlos Brito	(Principal Executive Officer)

*	Chief Financial and Technology Officer
Felipe Dutra	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors
Olivier Goudet

*	Member of the Board of Directors
María Asuncion Aramburuzabala

*	Member of the Board of Directors
Alexandre Behring

*	Member of the Board of Directors
M. Michele Burns

*	Member of the Board of Directors
Paul Cornet de Ways Ruart

*	Member of the Board of Directors
Stéfan Descheemaeker

*	Member of the Board of Directors
Paulo Alberto Lemann

*	Member of the Board of Directors
Elio Leoni Sceti

*	Member of the Board of Directors
Carlos Alberto Sicupira

*	Member of the Board of Directors
Grégoire de Spoelberch

*	Member of the Board of Directors
Marcel Herrmann Telles

*	Member of the Board of Directors
Alexandre Van Damme

*	Member of the Board of Directors
Martin J. Barrington

*	Member of the Board of Directors
William F. Gifford, Jr.

*	Member of the Board of Directors
Alejandro Santo Domingo Dávila

*	Authorized Representative in the United States
Bryan Warner

*By: /s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2018 among Anheuser-Busch InBev SA/NV, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

7	Power of Attorney.